SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

ISOTIS S.A.
(Exact name of registrant as specified in its charter)

1 Rue de Sébeillon,
1004, Lausanne
Switzerland
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F ___

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

October 20, 2004
IsoTis S.A.

By	/s/ Pieter Wolters
Name: Pieter Wolters Title: Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release: IsoTis OrthoBiologics and Aesculap Inc. in Distribution Agreement

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IsoTis OrthoBiologics and Aesculap Inc. in Distribution Agreement

LAUSANNE, Switzerland, IRVINE, CA, USA – October 20, 2004 – IsoTis OrthoBiologics (SWX/Euronext: ISON; TSX: ISO) today announced it has entered into a non-exclusive distribution agreement of its DynaGraft(R) II DBM technology with Aesculap Inc., Center Valley, PA. Aesculap is a subsidiary of Aesculap AG & Co KG, the world’s largest manufacturer of surgical instrumentation, and a member of the B. Braun family of healthcare companies, currently the fourteenth largest healthcare company in the world. Aesculap US started its dedicated effort in the spinal surgery market three years ago, growing its spinal franchise at a rate of over 30% per year. Aesculap now has a significant direct sales force in the spinal surgery market and will market the product under the brand name ProSpace DBM. The launch of ProSpace DBM will take place at the 19th Annual Meeting of the North American Spine Society (NASS), October 26-30 in Chicago, IL. Financial details were not disclosed.

Pieter Wolters, Chief Executive Officer of IsoTis OrthoBiologics, said: “The agreement with Aesculap allows us to add value by leveraging our successful DynaGraft technology, and indirectly increase market share by working with one of the industry’s leading innovators.

IsoTis OrthoBiologics has a product portfolio with several highly innovative and proprietary natural and synthetic bone graft substitutes on the market and several others in development, orthobiology sales of US$ 23 million in 2003, an established North American independent distribution network of 400 sales representatives, and a rapidly expanding international presence. The company’s main commercial operations are based out of Irvine, CA; its international sales headquarters is based in Lausanne, Switzerland.

Aesculap, Inc. is a subsidiary of Aesculap AG & Co KG and is headquartered in Center Valley, PA. Based in Tuttlingen, Germany, Aesculap AG & Co KG is the world’s largest manufacturer of surgical instrumentation. For more than 136 years, Aesculap has provided customers with surgical instrumentation and implants for neurosurgery, ENT, plastic and reconstructive, thoracic, micro-vascular, cardiovascular, orthopedic, laparoscopic and general surgery and central processing in a mission to provide “All it takes to operate.” Aesculap is a member of the B. Braun family of healthcare companies, currently the fourteenth largest healthcare company in the world. For more information about Aesculap and its products and services, please contact Aesculap Customer Service at 1-800-282-9000.

For information contact: Hans Herklots Tel: +41(0)21 620 6011 Fax: +41 (0)21 620 6060 E-mail: hans.herklots@isotis.com	Louis G. Plourde Tel: + (800) 561-2955 (North America) + (514) 277-5984 E-mail: louis.plourde@isotis.com

Certain statements in this Press Release are “forward-looking statements”, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. One can identify these forward-looking statements by use of words such as ‘strategy,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘will,’ ‘continues,’ ‘estimates,’ ‘intends,’ ‘projects,’ ‘goals,’ ‘targets’ and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis S.A. only. Reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis. Actual results could differ materially from current expectations due to a number of risk factors and uncertainties, including but not limited to the timely commencement and success of IsoTis’ clinical trials and research endeavors, delays in receiving U.S. FDA or other regulatory approvals (a.o. EMEA, CE), market acceptance of the Company’s products, development of competing therapies and/or technologies, the terms of any future strategic alliances, the need for additional capital, the inability to obtain, or meet conditions imposed for the required governmental and regulatory approvals and consents. For a more detailed description of the risk factors and uncertainties affecting IsoTis, refer to the Joint Information Circular and to IsoTis’ reports filed from time to time with the Swiss Stock Exchange (SWX), Euronext Amsterdam N.V., and SEDAR at www.sedar.com, as well as the Toronto Stock Exchange (TSX). This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.)

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